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                 BlackRock Long-Term Municipal Advantage Trust
                              File No. 811-21835
        Item No. 77I (Terms of New or Amended Securities) -- Attachment

BlackRock Strategic Municipal Trust (the "Trust") issued Series W-7 Variable Rate Demand Preferred Shares in a private placement on October 29, 2015 (the "VRDP Offering"). The Statement of Preferences of Variable Rate Demand Preferred Shares (the "Statement of Preferences") contains a description of the Trust's Series W-7 Variable Rate Demand Preferred Shares and a copy of the Statement of Preferences is attached under Sub-Item 77Q1(a). The proceeds from the VRDP Offering were used to maintain the Trust's leveraged capital structure, including paying off or refinancing existing forms of leverage.